Morgan Stanley & Co. Incorporated
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Credit Suisse First Boston LLC
Harris Nesbitt Corp.
ABN AMRO Rothschild LLC
CIBC World Markets Corp.

c/o	Morgan Stanley & Co. Incorporated 1585 Broadway New York, New York 10036
and
J.P. Morgan Securities Inc. 277 Park Avenue 9th Floor New York, New York 10172

August 8, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Carrie Darling

  Re:
  CF Industries Holdings, Inc. (the "Company")
  Registration Statement on Form S-1 (File No. 333-124949)

Dear Ms. Darling:

        As Representatives of the several underwriters of the Company's proposed initial public offering of its shares of common stock, we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 2:30 p.m., on August 10, 2005, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated July 26, 2005, through the date hereof.

        Preliminary Prospectus dated July 26, 2005:

  12,622 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, including the 48-hour delivery requirement contained in such Rule.

Very truly yours,
Morgan Stanley & Co. Incorporated J.P. Morgan Securities Inc. Banc of America Securities LLC Credit Suisse First Boston LLC Harris Nesbitt Corp. ABN AMRO Rothschild LLC CIBC World Markets Corp.
As Representatives of the several Underwriters
By:	MORGAN STANLEY & CO. INCORPORATED
By:	/s/ JOHN D. TYREE
	Name:	John D. Tyree
	Title:	Executive Director
By:	J.P. MORGAN SECURITIES INC.
By:	/s/ MICHAEL MURPHY
	Name:	Michael Murphy
	Title:	Vice President